Exhibit 99.3

FOR IMMEDIATE RELEASE

Affimed Reports Third Quarter 2019 Financial Results and Recent Operational Progress

•	First patient dosed in company’s first registration-directed study of AFM13 for patients with relapsed/refractory peripheral T cell lymphoma (pTCL)

•	FDA clearance of investigational new drug application for first-in-human study of AFM24

•	Genentech exercised final option for exclusive target under strategic oncology collaboration; triggers a payment in an undisclosed amount to Affimed from Genentech

•	Appoints Cassandra Choe-Juliak, MD, MS as Acting Chief Medical Officer to succeed Leila Alland, MD; Dr. Alland to remain a consultant for the company

•	Pro forma cash position of €106 million, including approximately €29 million in net proceeds from completed public offering in November 2019

Heidelberg, Germany, November 19, 2019 - Affimed N.V. (Nasdaq: AFMD), a clinical stage biopharmaceutical company committed to giving patients back their innate ability to fight cancer, today reported financial results for the quarter ended September 30, 2019 and provided an update on clinical and corporate developments.

“We are excited to commence patient dosing in our Phase 2 study of AFM13 in support of registration, bringing us one step closer to delivering a potential new treatment for pTCL patients, who have very few treatment options,” said Dr. Adi Hoess, Affimed’s CEO. “In addition, the IND for the first ever clinical trial bringing together an innate cell engager (AFM13) and adoptive NK cell transfer has cleared. This study of AFM13 and MD Anderson’s NK cell product could address a much broader group of patients with CD30-expressing lymphomas, including Hodgkin lymphoma, cutaneous T-cell lymphoma and diffuse large B-cell lymphoma.”

Program Updates

AFM13 (CD30/CD16A)

•

In November 2019, the first patient was dosed in a Phase 2 registration-directed study of AFM13 as monotherapy in relapsed or refractory patients with CD30-positive peripheral T cell lymphoma (pTCL). The results of the study, if positive, could form the basis for a Biologics License Application submission and support an accelerated approval given the unmet medical need for safe and effective new treatments in this hard-to-treat patient population. The study will also enroll a cohort of patients with transformed mycosis fungoides, an aggressive subtype of cutaneous T cell lymphoma.

•

The U.S. Food and Drug Administration (FDA) cleared an investigational new drug application (IND) for an investigator-sponsored Phase 1 study, in which the University of Texas MD Anderson Cancer Center (MDACC) plans to investigate the combination of AFM13 with allogeneic NK cells. MDACC intends to administer a stable complex of AFM13 pre-mixed with cord blood-derived allogeneic NK cells in different doses (numbers of pre-loaded NK cells) to patients with relapsed/refractory CD30-positive lymphoid malignancies. The combination represents a novel approach to further improve response rates and durability of responses in this patient population.

AFM24 (EGFR/CD16A)

•

In October 2019, Affimed received clearance of its IND for AFM24 from the FDA, enabling the company to proceed with its planned Phase 1/2a clinical study of the tetravalent, bispecific epidermal growth factor receptor (EGFR)- and CD16A-binding innate cell engager in patients with advanced cancers known to express EGFR. The clearance of the IND follows the company’s IND submission in late-September 2019. Affimed expects the study, which is aimed at establishing safety and identifying initial signals of efficacy of AFM24, to initiate in the first quarter of 2020.

Pipeline Updates

•

Affimed selected two new CD16A-binding innate cell engager candidates (AFM28 and AFM32) from our ROCK® platform for undisclosed targets that the company plans to advance into preclinical studies in 2020 with the aim of supporting future IND submissions. The selection of the new development candidates follows Affimed’s evaluation of innate immune cell activity versus a number of potential targets that are expressed in multiple hematological and solid tumor malignancies.

Genentech Collaboration

•

In November 2019, Genentech exercised its final option for an exclusive target under the ongoing, multi-program strategic oncology collaboration agreement to develop and commercialize novel NK cell engager-based immunotherapeutics generated from Affimed’s ROCK® platform to treat multiple cancers. The target selection triggers a payment in an undisclosed amount to Affimed from Genentech.

Management Changes

•

Affimed announced the appointment of Cassandra Choe-Juliak, MD, MS as Acting Chief Medical Officer to succeed Dr. Leila Alland, effective November 30, 2019. Dr. Alland will transition out of her current role and will serve as a consultant for the company. Dr. Choe-Juliak has over 13 years of experience in drug development and medical affairs in immuno-oncology/oncology for both hematological and solid tumor malignancies. Since joining Affimed in July 2017, she has served as the clinical leader for the AFM13 development program.

Dr. Hoess commented, “Cassandra’s deep expertise in drug development and strong leadership skills have been, and will continue to be, a tremendous asset to Affimed and our clinical team as we advance our pipeline of innate cell engagers. I would also like to thank Leila for her many contributions to Affimed and wish her success in her future endeavors.”

Financial Highlights

(Figures for the third quarter and nine months ended September 30, 2019 and 2018 are unaudited.)

Cash, cash equivalents and current financial assets totaled €76.5 million as of September 30, 2019, compared to €108.8 million as of December 31, 2018. In November 2019, Affimed completed a public equity offering with net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses, of approximately $32 million (€29 million). Based on its current operating and budget assumptions, the company anticipates that its cash, cash equivalents and current financial assets as of September 30, 2019, together with the proceeds from the stock offering, will enable the Company to fund its planned clinical development and early development activities at least into the fourth quarter of 2021.

Net cash used in operating activities was €30.6 million for the nine months ended September 30, 2019, compared to net cash used in operating activities of €24.9 million for the nine months ended September 30, 2018. The increase is primarily due to higher cash expenditure for research and development efforts.

Total revenue was €2.1 million for the three months ended September 30, 2019 compared to €0.3 million for the three months ended September 30, 2018. The increase in revenue is attributable to the recognition of €1.9 million as revenue from the Genentech collaboration in the third quarter of 2019.

Research and development (R&D) expenses for the third quarter of 2019 were €11.7 million, compared to R&D expenses for the third quarter of 2018 of €9.8 million. The increase was primarily related to higher expenses related to manufacturing activities for clinical study material for AFM13, startup activities for the AFM13 registration study in pTCL and early stage development and discovery activities.

General and administrative expenses for the third quarter of 2019 were €2.8 million compared to €2.4 million for the third quarter of 2018.

Net loss was €10.9 million, or €0.17 per common share, for the third quarter of 2019, compared to a net loss of €12.0 million, or €0.19 per common share, for the third quarter of 2018.

Note on International Financial Reporting Standards (IFRS)

Affimed prepares and reports the consolidated financial statements and financial information in accordance with IFRS as issued by the International Accounting Standards Board. None of the financial statements were prepared in accordance with Generally Accepted Accounting Principles in the United States. Affimed maintains its books and records in Euro.

Conference Call and Webcast Information

Affimed will host a conference call and webcast today, Tuesday, November 19, 2019 at 8:30 a.m. Eastern time to discuss the company’s financial results and recent corporate developments. To access the call, please dial +1 (631) 510-7495 for U.S. callers, or +44 (0) 2071 928000 for international callers, and reference conference ID 8758067 approximately 15 minutes prior to the call. An audio webcast of the conference call can be accessed in the “Webcasts” section on the “Investors” page of the Affimed website at https://www.affimed.com/investors/webcasts_cp/. A replay of the webcast will be available on Affimed’s website shortly after the conclusion of the call and will be archived for 30 days following the call.

About Affimed N.V.

Affimed (Nasdaq: AFMD) is a clinical stage biopharmaceutical company committed to giving patients back their innate ability to fight cancer. Affimed’s fit-for-purpose ROCK® platform allows innate cell engagers to be designed for specific patient populations. The Company is developing single and combination therapies to treat hematologic and solid tumors. For more information, please visit www.affimed.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements appear in a number of places throughout this release and include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the value of our ROCK® platform, our ongoing and planned preclinical development and clinical trials, our collaborations and development of our products in combination with other therapies, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates our intellectual property position, our collaboration activities, our ability to develop commercial functions, expectations regarding clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us and the risks, uncertainties and other factors described under the heading “Risk Factors” in Affimed’s filings with the Securities and Exchange Commission. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

Affimed Investor and Media Contact:

Gregory Gin, Head of Investor Relations

E-Mail: IR@affimed.com

Affimed N.V.

Unaudited consolidated statements of comprehensive income/(loss) (in € thousands)

	For the three months ended September 30			For the nine months ended September 30
	2019	2018	2019	2018
Revenue	2,103	306	17,464	988
Other income – net	49	(259)	332	(221)
Research and development expenses	(11,721)	(9,787)	(31,253)	(23,332)
General and administrative expenses	(2,790)	(2,389)	(7,566)	(6,591)

Operating income / (loss)	(12,359)	(12,129)	(21,023)	(29,156)
Finance income / (costs) – net	1,475	109	1,655	920

Loss before tax	(10.884)	(12,020)	(19,368)	(28,236)
Income taxes	0	0	(4)	(1)

Loss for the period	(10,884)	(12,020)	(19,372)	(28,237)

Other comprehensive income / (loss) Items that will not be reclassified to profit or loss
Equity investments at fair value OCI – net change in fair value	(555)	53	(531)	264

Other comprehensive income / (loss)	(555)	53	(531)	264

Total comprehensive loss	(11,439)	(11,967)	(19,903)	(27,973)

Loss per share in € per share (undiluted = diluted)	(0.17)	(0.19)	(0.31)	(0.47)
Weighted number of common shares outstanding	62,443,550	62,400,484	62,437,673	59,876,197

Affimed N.V.

Consolidated statements of financial position (in € thousands)

	September 30, 2019	December 31, 2018
	(unaudited)
ASSETS
Non-current assets
Intangible assets	149	56
Leasehold improvements and equipment	2,021	1,414
Long term financial assets	3,294	3,825
Right-of-use assets	556	0

	6,020	5,295
Current assets
Cash and cash equivalents	59,995	94,829
Financial assets	16,530	13,974
Trade and other receivables	1,184	1,429
Inventories	330	260
Other assets	1,491	387

	79,530	110,879
TOTAL ASSETS	85,550	116,174
EQUITY AND LIABILITIES
Equity
Issued capital	624	624
Capital reserves	241,062	239,055
Fair value reserves	2,063	2,594
Accumulated deficit	(221,516)	(202,144)

Total equity	22,233	40,129
Non-current liabilities
Borrowings	300	1,690
Contract liabilities	33,672	37,512
Lease liabilities	192	0

Total non-current liabilities	34,164	39,202
Current liabilities
Trade and other payables	7,633	9,425
Provisions	1,131	0
Borrowings	2,960	3,083
Lease liabilities	337	0
Contract liabilities	17,092	24,335

Total current liabilities	29,153	36,843
TOTAL EQUITY AND LIABILITIES	85,550	116,174

Affimed N.V.

Unaudited consolidated statements of cash flows (in € thousands)

	For the nine months ended September 30
	2019	2018
Cash flow from operating activities
Loss for the period	(19,372)	(28,237)
Adjustments for the period:
- Income taxes	4	1
- Depreciation and amortization	648	303
- Net gain from disposal of leasehold improvements and equipment	(9)	15
- Share based payments	1,981	1,523
- Finance income / costs – net	(1,655)	(920)

	(18,403)	(27,315)
Change in trade and other receivables	458	(344)
Change in inventories	(70)	(79)
Change in other assets	(1,104)	(549)
Change in trade, other payables, provisions and contract liabilities	(11,727)	3,473

Cash used in operating activities	(30,846)	(24,814)
Interest received	413	159
Paid interest	(180)	(268)
Paid income tax	0	(1)

Net cash used in operating activities	(30,613)	(24,924)
Cash flow from investing activities
Purchase of intangible assets	(143)	(27)
Purchase of leasehold improvements and equipment	(926)	(448)
Cash received from the sale of leasehold improvements and equipment	0	1
Cash paid for investments in financial assets	(39,733)	0
Cash received from maturity of financial assets	38,270	0

Net cash used for investing activities	(2,532)	(474)
Cash flow from financing activities
Proceeds from issue of common shares	26	25,110
Transaction costs related to issue of common shares	0	(1,702)
Proceeds from borrowings	562	0
Repayment of lease liabilities	(299)	0
Repayment of borrowings	(2,339)	(2,250)

Cash flow from financing activities	(2,050)	21,158

Exchange-rate related changes of cash and cash equivalents	361	1,479
Net changes to cash and cash equivalents	(35,195)	(4,240)
Cash and cash equivalents at the beginning of the period	94,829	39,837

Cash and cash equivalents at the end of the period	59,995	37,076

Affimed N.V.

Unaudited consolidated statements of changes in equity (in € thousands)

	Issued capital	Capital reserves	Fair Value reserves	Accumulated deficit	Total equity
Balance as of January 1, 2018	468	213,778	7,325	(182,667)	38,904

Issue of common shares	156	23,170			23,326
Exercise of share based payment awards		68			68
Equity-settled share based payment awards		1,523			1,523
Loss for the period				(28,237)	(28,237)
Other comprehensive income			264		264

Balance as of September 30, 2018	624	238,539	7,589	(210,904)	35,848

Balance as of January 1, 2019	624	239,055	2,594	(202,144)	40,129

Exercise of share based payment awards		26			26
Equity-settled share based payment awards		1,981			1,981
Loss for the period				(19,372)	(19,372)
Other comprehensive income			(531)		(531)

Balance as of September 30, 2019	624	241,062	2,063	(221,516)	22,233